

SEC 02004848 COMMISSION
549



OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- ~~47588~~

8-51822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Embarcadero Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8910 University City Lane, Ste 570
(No. and Street)

San Diego, California 92122
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Benerjee 818-382-7720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Martinez, Steven
(Name — *if individual, state last, first, middle name*)

5755 Oberlin Dr. Ste 310 San Diego, California 92121
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew C. Michelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Embarcadero Securities, LLC, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 2/26/02

CEO

Title

Sherry A. Lee

Notary Public


SHERRY A. LEE
COMM.# 1213607
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMMISSION EXPIRES MAR 20, 2003
NSW1
NSW1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Embarcadero Securities, LLC

Financial Statement

Year ended December 31, 2001

Contents

Steven Martinez, CPA

An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

Report of Independent Auditor

Board of Directors
Embarcadero Securities, LLC:

I have audited the accompanying balance sheet of Embarcadero Securities, LLC as of December 31, 2001, and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Embarcadero Securities, LLC at December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on Schedules I, II, and III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Steven Martinez
Certified Public Accountant

San Diego, California
February 22, 2002

Embarcadero Securities, LLC
Balance Sheet
December 31, 2001

Assets

Current Assets:	
Cash and cash equivalents	$ 2,167,911
Commissions receivable	1,139,781
Clearing firm deposit	507,663
Prepaid expenses	11,674
Total current assets	3,827,029
Fixed assets, net of $82,279 accumulated depreciation	169,227
Other assets	26,775
Total assets	4,023,031

Liabilities and Members Equity

Current liabilities:	
Accounts payable	173,760
Commissions payable	3,172,689
Income taxes and LLC fees payable	13,240
Total current liabilities	3,359,689
Members' equity	663,342
Total Liabilities and Members Equity	$ 4,023,031

See accompanying notes.

Embarcadero Securities, LLC
Statement of Income
For the year ended December 31, 2001

Income	
Commissions	$ 18,899,661
Orderflow	204,799
Dividends and Interest	46,644
Other income	48,860
Total income	19,199,964
Expenses	
Clearing charges	5,017,259
Commissions	9,519,514
Communications	250,822
Depreciation	67,924
Legal and professional	367,709
Rent	182,191
Salaries and wages	1,877,701
Travel and entertainment	326,684
General and administrative	385,861
Total expenses	17,995,665
Net income before taxes	1,204,299
State taxes	800
State LLC fees	12,440
Net income	$ 1,191,059

See accompanying notes.

Embarcadero Securities, LLC
Statement of Members' Capital
For the year ended December 31, 2001

Balance at December 31, 2000	$ 480,559
Add: Net income	1,191,059
Subtotal	1,671,618
Less: Members' distributions	(1,008,276)
Balance at December 31, 2001	$ 663,342

See accompanying notes.

Embarcadero Securities, LLC
Statement of Cash Flows
for the Year ended December 31, 2001

Operating Activities:	
Net income	$ 1,191,059
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	67,924
Increase in commissions receivable	(851,781)
Increase in clearing house deposit	(397,852)
Increase in prepaid expenses	(11,674)
Increase in other assets	(6,764)
Increase in accounts payable	99,596
Increase in commissions payable	2,921,588
Increase in clearing deposit payable	251,101
Increase in income tax and LLC fees payable	6,189
Decrease in other accrued liabilities	(11,506)
Total Adjustments	2,066,821
Net cash provided by operating activities	3,257,880
Financing Activities:	
Furniture, fixtures and equipment	(128,675)
Net cash used by financing activities	(128,675)
Investing Activities:	
Members' distributions	(1,008,276)
Net cash used by investing activities	(1,008,276)
Net increase in cash	2,120,929
Cash and cash equivalents at beginning of year	46,982
Cash and cash equivalents at end of year	$ 2,167,911
Supplemental Disclosure:	
Cash paid during the year for:	
Income taxes and State LLC fees	$ 7,051
Interest	$ 2,668

See accompanying notes.

Embarcadero Securities, LLC
Notes to Financial Statement
December 31, 2001

1. Organization and Summary of Significant Accounting Policies

Organization

Embarcadero Securities, LLC (the "Company") was formed in California on March 9, 1999. The Company is wholly owned by Gunner Holdings, LLC. The Company is a single member limited liability company and is located at 8910 University City Lane, Suite 570 and Suite 580, San Diego, California.

The Company is a securities broker dealer for institutional investors. The Company's transactions are conducted on a fully disclosed basis with Spear, Leeds & Kellogg, a NYSE member firm located in New York City.

The Company is approved as a securities broker dealer by the Securities and Exchange Commission, National Association of Securities Dealers, State of California, State of New York and the State of Connecticut.

Basis of Accounting

The accompanying financial statements are prepared on the accrual method of accounting, in accordance with generally accepted accounting principles, whereby revenues are recognized when earned and expenses are recognized when incurred.

Comprehensive income:
The Company adopted SFAS 130, "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the changes in equty. There were no other comprehensive income items for the year ended December 31, 2001.

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Property, equipment and premises:
Fixed assets costing more than $1,000 are capitalized and depreciated over an estimated useful life of five or seven years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts of assets, liabilities, revenues, expenses, and disclosures at the date of the financial statements. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which the adjustments are determined.

Embarcadero Securities, LLC
Notes to Financial Statement (Continued)
December 31, 2001

1. Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Pursuant to FASB Statement of Accounting Standards No. 95, regarding the Statement of Cash Flows, certificates of deposits and securities with original maturities of three months or less are classified as cash equivalents. Certificates of deposit and securities with original maturities greater than three months are considered short-term investments. The Company does not hold any securities or certificate of deposits.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of temporary cash investments. The Company places its temporary cash with financial institutions that are insured by the FDIC or SPIC. At December 31, 2001 the Company had $1,767,911 on deposit with that exceeded the maximum insurance coverage.

Income Taxes

As stated above, the Company is a single member limited liability company. The Company is not subject to Federal income tax, rather, its profits are reported by Gunner Holdings, LLC. Therefore, no provision for Federal income taxes is included in these financial statements.

The State of California has a similar statute, although California does assess an annual $800 franchise tax. In addition, the State of California imposes a graduated franchise fee based upon gross receipts. The Company's fee for the year ended December 31, 2001 is $11,790.

The Company is also assessed a fee of $325 by the State of New York and a fee of $325 by the State of Connecticut. These amounts are also included in State LLC fees.

2. Clearing Firm Deposit

At December 31, 2001, a balance of $507,663 is on deposit with the Company's clearing firm. $257,663 of this amount is on deposit to specifically satisfy the Company's deposit requirement under the clearing agreement. The remaining balance of $250,000 is on deposit to satisfy a broker dealer branch operation.

3. Fixed Assets

At December 31, 2001, fixed assets consisted of the following:

Furniture, fixtures and equipment	$159,976
Leasehold improvements	91,530
Total fixed assets	$251,506
Less: Accumulated depreciation	(82,279)
Fixed assets, net	$169,227

Embarcadero Securities, LLC
Notes to Financial Statement (Continued)
December 31, 2001

4. Commissions Payable

Included in commissions payable is $250,000 applicable to a branch operation.

The Company facilitates a broker dealer branch operation. In order for the Company to facilitate the branch operation, the Company required the branch to place a refundable deposit with the company's clearing firm.

The deposit was administratively facilitated by the Company through the withholding of a $250,000 commission owed to the branch and placing this amount with the Company's clearing firm. The clearing firm is holding this amount for the branch under a Personal Account of Introducing Broker agreement. The commission/deposit is scheduled to be paid to the branch on or before December 31, 2002.

5. Lease Obligations

The Company leases two offices under operating leases. The commencement and termination of each lease are different. Under the conditions of the lease agreements, the Company is obligated for future minimum lease obligations as follows:

	Suite 570	Suite 580	Total
Year ending December 31, 2002	$107,076	$ 88,509	$195,585
Year ending December 31, 2003	$111,359	$ 92,934	$204,293
Year ending December 31, 2004	$ 9,370	$ 97,581	$106,951
January 2005 - September 31, 2005	$ -	$ 68,171	$ 68,171
Total	$227,805	$347,195	$575,000

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio to aggregate indebtedness to net capital.

Net capital and aggregate indebtedness change day by day, but by December 31, 2001, the Company's net capital of $448,003 exceeded the minimum net capital requirement by $224,024. The Company's ratio of aggregate indebtedness to net capital was 7.5 to 1. This ratio is less than the 15 to 1 ratio requirement for a broker dealer in business for more than one year.

****

Embarcadero Securities, LLC

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1

December 31, 2001

Computation of Net Capital	Focus Report December 31, 2001	Audited Financial Statements December 31, 2001	Change
Total assets	$ 4,192,481	$ 4,023,031	$ 169,450
Less: Liabilities	(2,360,547)	(3,359,689)	999,142
Net worth	1,831,934	663,342	1,168,592
Less: Non-Allowable Assets			
Officer advances	(57,500)	-	(57,500)
Fixed assets	(174,739)	(169,227)	(5,512)
Prepaid expenses	-	(11,674)	11,674
Other assets	(579,183)	(26,775)	(552,408)
Total Non-Allowable Assets	(811,422)	(207,676)	(603,746)
Tentative Net Capital	1,020,512	455,666	564,846
Less:			
Excess deposit with clearing firm	-	(7,663)	(7,663)
Haircuts	-	-	-
Net Capital	1,020,512	448,003	$ 557,183
Minimum Net Capital Required	157,370	223,979	
Excess Net Capital	$ 863,142	$ 224,024	
Ratio of aggregate indebtedness to net capital	2.31%	7.50%	

The changes between the Company's Focus Report and the Audited Financial Statements are attributed to year end accruals and management's adjustment for estimates.

See accompanying notes.

Embarcadero Securities, LLC

Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

Embarcadero Securities, LLC is exempt from the Reserve Requirement of Rule 15c3-3.

Embarcadero Securities, LLC

Information Relating to Possession of Control Requirements Under Rule 15c3-3
December 31, 2001

Embarcadero Securities, LLC is exempt from the Possession and Control Requirements of Rule 15c3-3.

Steven Martinez, CPA

An Accountancy Corporation

◆ Suite 310
5755 Oberlin Drive
San Diego, California 92121-4717

◆ Phone: (858) 535-9935
Fax: (858) 535-9194

SUPPLEMENTAL ACCOUNTANT'S REPORT
INTERNAL CONTROLS

Managing Members,
Embarcadero Securities, LLC

In planning and performing my audit of the financial statements of Embarcadero Securities, LLC for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Embarcadero Securities, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reverse System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Steven Martinez
Certified Public Accountant

San Diego, California
February 22, 2002


SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2002
WASH, D.C.
354

Financial Statements

Embarcadero Securities, LLC

for the Year ended December 31, 2001
with Report of Independent Auditor